Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2025; DECLARES CASH
DIVIDEND OF $0.01 PER COMMON SHARE FOR THE FIRST QUARTER 2025

ATHENS, GREECE, May 29, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $3.0 million and net income attributed to common stockholders of $1.6 million for the first quarter of 2025. This compares to net income of $2.1 million and net income attributed to common stockholders of $0.6 million for the first quarter of 2024. Earnings per share for the first quarter of 2025 was $0.01 basic and diluted, compared to earnings per share of $0.01 basic and diluted in the same quarter of 2024.

Time charter revenues were $54.9 million for the first quarter of 2025, compared to $57.6 million for the same quarter of 2024. The decrease in time charter revenues, compared to the same quarter of last year, was due to decreased ownership days and was partly offset by the increased average charter rates and the increased fleet utilization.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.01 per share, based on the Company’s results of operations during the first quarter ended March 31, 2025. The cash dividend will be payable on or about June 24, 2025 to all common shareholders of record as of June 17, 2025. The Company currently has 115,772,780 common shares issued and outstanding. As of May 27, 2025, there were 6,400,114 warrants exercised.

Fleet Employment (As of May 27, 2025)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	16,500	5.00%	Bulk Trading SA	6-May-24	1/Aug/2025 - 30/Sep/2025
	2017 60,456
2	DSI Pollux	A	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28-Dec-23	20/Aug/2025 - 20/Oct/2025
	2015 60,446
3	DSI Pyxis	A	13,100	5.00%	Stone Shipping Ltd	8-Nov-24	20/Feb/2026 - 20/Apr/2026
	2018 60,362
4	DSI Polaris	A	15,400	5.00%	Stone Shipping Ltd	20-Jul-24	1/Jun/2025 - 15/Aug/2025
	2018 60,404
5	DSI Pegasus	A	15,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	5-Sep-24	1/Jun/2025 - 1/Aug/2025
	2015 60,508
6	DSI Aquarius	B	13,300	5.00%	Bunge SA, Geneva	6-Dec-24	6/Oct/2025 - 21/Dec/2025
	2016 60,309
7	DSI Aquila	B	12,500	5.00%	Western Bulk Carriers AS	11-Nov-23	21-Jan-25
	2015 60,309		12,250	5.00%		21-Jan-25	23/Jun/2025 - 8/Aug/2025	1
8	DSI Altair	B	15,750	5.00%	Propel Shipping Pte. Ltd.	28-Sep-24	1/Nov/2025 - 31/Dec/2025
	2016 60,309
9	DSI Andromeda	B	13,500	5.00%	Bunge SA, Geneva	27-Nov-23	28-Mar-25	2
	2016 60,309		14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	28-Mar-25	15/Nov/2025-15/Jan/2026
6 Panamax Bulk Carriers
10	LETO		16,000	5.00%	ASL Bulk Shipping Limited	3-May-24	9-Mar-25	3
	2010 81,297		12,275	4.75%	Cargill International SA, Geneva	4-Apr-25	16/Jul/2026 - 16/Sep/2026
11	SELINA	C	10,500	5.00%	Raffles Shipping International Pte. Ltd.	17-Oct-24	14-Apr-25	4
	2010 75,700		6,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	13-May-25	9-Jul-25	5
12	MAERA	C	8,400	5.00%	China Resource Chartering Limited	15-Dec-24	20/Sep/2025-20/Nov/2025
	2013 75,403
13	ISMENE		12,650	5.00%	Paralos Shipping Pte., Ltd.	13-Sep-23	24-Apr-25
	2013 77,901		11,000	5.00%	China Resource Chartering Pte. Ltd.	24-Apr-25	20/Mar/2026 - 20/May/2026
14	CRYSTALIA	D	13,900	5.00%	Louis Dreyfus Company Freight Asia Pte. Ltd.	4-May-24	4/Feb/2026 - 4/Jun/2026
	2014 77,525
15	ATALANDI	D	14,600	4.75%	Cargill International SA, Geneva	20-Jul-24	10-Jun-25	6
	2014 77,529
6 Kamsarmax Bulk Carriers
16	MAIA	E	11,600	5.00%	Paralos Shipping Pte. Ltd.	9-Dec-24	1/Nov/2025 - 31/Dec/2025
	2009 82,193
17	MYRSINI	E	17,100	5.00%	Cobelfret S.A. Luxembourg	25-Jun-24	9-Feb-25	7
	2010 82,117		13,000	4.75%	Cargill International SA, Geneva	26-Feb-25	1/Jan/2026 - 28/Feb/2026
18	MEDUSA	E	14,250	5.00%	ASL Bulk Shipping Limited	14-May-23	21-Feb-25	8
	2010 82,194		13,000	4.75%	Cargill International SA, Geneva	16-Mar-25	15/May/2026 - 15/Jul/2026
19	MYRTO	E	12,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	23-Dec-24	1/Mar/2026 - 15/May/2026
	2013 82,131
20	ASTARTE		14,000	5.00%	Paralos Shipping Pte. Ltd.	19-Aug-24	15/Jul/2025 - 15/Sep/2025
	2013 81,513
21	LEONIDAS P. C.		17,000	5.00%	Ming Wah International Shipping Company Limited	22-Feb-24	20/Aug/2025 - 20/Oct/2025
	2011 82,165

5 Post-Panamax Bulk Carriers
22	ALCMENE		6,000	5.00%	Lestari Shipping Pte Ltd	28-Dec-24	16-Jan-25
	2010 93,193		2,000	5.00%	Pan Ocean Co., Ltd.	16-Jan-25	8-Mar-25	9
23	AMPHITRITE	F	15,000	5.00%	Cobelfret S.A., Luxembourg	13-Jan-24	8-Jan-25	10
	2012 98,697		12,100	5.00%		8-Jan-25	1/Jan/2026 - 15/Mar/2026	11
24	POLYMNIA	F	17,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	8-Jun-24	1/Aug/2025 - 30/Sept/2025
	2012 98,704
25	ELECTRA	G	14,000	4.75%	Aquavita International S.A.	3-Jun-24	15/Oct/2025 - 31/Dec/2025
	2013 87,150
26	PHAIDRA	G	12,000	4.75%	Aquavita International S.A.	12-Oct-24	31-May-25	12
	2013 87,146		9,750	5.00%	SwissMarine Pte. Ltd., Singapore	31-May-25	1/Jan/2026 - 28/Feb/2026	13
8 Capesize Bulk Carriers
27	SEMIRIO	H	14,150	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Aug-23	11-Feb-25
	2007 174,261		16,650	5.00%		11-Feb-25	15/Feb/2026 - 15/Apr/2026
28	NEW YORK	H	16,000	5.00%	STX Green Logis Ltd	30-Nov-24	11-Jan-25
	2010 177,773		17,600	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jan-25	15/Jan/2026 - 30/Mar/2026	14,15
29	SEATTLE	I	17,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	1-Oct-23	15/Jul/2025 - 30/Sep/2025
	2011 179,362
30	P. S. PALIOS	I	27,150	5.00%	Bohai Shipping (HEBEI) Co., Ltd	7-May-24	1/Nov/2025 - 31/Dec/2025
	2013 179,134
31	G. P. ZAFIRAKIS	J	26,800	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	16-Sep-24	16/Aug/2026 - 16/Nov/2026
	2014 179,492
32	SANTA BARBARA	J	22,000	5.00%	Mitsui O.S.K. Lines, Ltd.	27-Dec-24	20/Oct/2025 - 20/Dec/2025	16
	2015 179,426
33	NEW ORLEANS		20,000	5.00%	Kawasaki Kisen Kaisha, Ltd.	7-Dec-23	15/Aug/2025 - 31/Oct/2025	16,17
	2015 180,960
34	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	2
	2022 182,063
4 Newcastlemax Bulk Carriers
35	LOS ANGELES	K	28,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Jul-24	1/Oct/2025 - 15/Dec/2025
	2012 206,104
36	PHILADELPHIA	K	22,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	4-Feb-24	29-May-25	12
	2012 206,040		21,500	5.00%	Refined Success Limited	29-May-25	9/Jun/2026 - 8/Aug/2026	13
37	SAN FRANCISCO	L	22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18-Feb-23	1-Mar-25
	2017 208,006		26,000	5.00%		1-Mar-25	25/Oct/2026 - 25/Dec/2026
38	NEWPORT NEWS	L	20,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Sep-23	8-Jun-25	6
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Charterers will compensate the Owners at a rate of 115% of the average Baltic Tess 58 Supramax Index as published by the Baltic Exchange on a daily basis or double the vessel’s present charter party rate, whichever is higher, for the excess period commencing from January 10, 2025 until the actual redelivery date.

2Bareboat chartered-in for a period of ten years.
3Vessel on scheduled drydocking from March 9, 2025 until April 4, 2025.
4Currently without an active charterparty. Vessel on scheduled drydocking.
5Redelivery date based on an estimated time charter trip duration of about 55 days.
6Based on latest information.
7Vessel on scheduled drydocking from February 9, 2025 until February 26, 2025.
8Vessel on scheduled drydocking from February 21, 2025 until March 16, 2025.
9Vessel has been sold and it is delivered to her new Owners on March 13, 2025.
10The charter rate was US$12,250 per day for the first thirty (30) days of the charter period.
11The charter rate will be US$8,750 per day for the first fifty (50) days of the charter period.
12Estimated redelivery date from the Charterers.
13Estimated delivery date to the Charterers.
14The charter rate was US$6,300 per day for the first trip of the charter period.
15Vessel off hire for drydocking from February 23, 2025 until April 7, 2025.
16Bareboat chartered-in for a period of eight years.
17Vessel off-hire for about 11.45 days.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2025	2024

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$54,937	$57,648
Voyage expenses	2,950	3,268
Vessel operating expenses	19,950	20,864
Net income	2,997	2,058
Net income attributable to common stockholders	1,555	616
FLEET DATA
Average number of vessels	37.8	39.7
Number of vessels	37.0	39.0
Weighted average age of vessels	11.4	10.7
Ownership days	3,401	3,613
Available days	3,303	3,613
Operating days	3,289	3,582
Fleet utilization	99.6%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,739	$15,051
Daily vessel operating expenses (2)	$5,866	$5,775

Non-GAAP Measures

(1) Time charter equivalent rate, or TCE, is defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. TCE is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. TCE is used by management to assess and compare the vessels’ profitability.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, May 29, 2025.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13753904.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
	Three months ended March 31,
	2025	2024
REVENUES:
Time charter revenues	$54,937	$57,648
OPERATING EXPENSES
Voyage expenses	2,950	3,268
Vessel operating expenses	19,950	20,864
Depreciation and amortization of deferred charges	11,243	11,102
General and administrative expenses	8,190	8,533
Management fees to a related party	333	333
Gain on sale of vessels	(1,496)	(1,572)
Other operating (income)/loss	160	(285)
Operating income, total	$13,607	$15,405

OTHER INCOME/(EXPENSE)
Interest expense and finance costs	(11,078)	(12,056)
Interest and other income	1,863	1,736
Gain/(loss) on derivative instruments	(160)	338
Gain/(loss) on investments	(1,058)	1,716
Gain/ (loss) on warrants	41	(4,684)
Loss from equity method investments	(218)	(397)
Total other expenses, net	$(10,610)	$(13,347)

Net income	$2,997	$2,058
Dividends on series B preferred shares	(1,442)	(1,442)

Net income attributable to common stockholders	1,555	616

Earnings per common share, basic	$0.01	$0.01

Earnings per common share, diluted	$0.01	$0.01
Weighted average number of common shares outstanding, basic	109,520,824	110,330,456
Weighted average number of common shares outstanding, diluted	109,520,824	111,378,871

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2025		December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$187,653	**	$207,166	**
Other current assets	18,914		18,443
Fixed assets	861,924		880,145
Investments in related parties and equity method investments	53,998		47,240
Other noncurrent assets	21,158		18,024
Total assets	$1,143,647		$1,171,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$623,895		$637,525
Other liabilities	34,940		28,436
Total stockholders' equity	484,812		505,057
Total liabilities and stockholders' equity	$1,143,647		$1,171,018

*	The balance sheet data has been derived from the audited consolidated financial statements at that date.
**	Includes time deposits of $56 million and $64 million as of March 31, 2025 and December 31, 2024, respectively.

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2025	2024

Net cash provided by operating activities	$17,212	$37,965
Net cash provided by/(used in) investing activities	10,544	(21,049)
Net cash used in financing activities	$(39,769)	$(16,534)